EXHIBIT 99.1

Lumenis Ltd. Reports Full Year 2011 Financial Results
Continued growth & profitability -
Ms. Tzipi-Ozer Armon appointed as the new CEO

Yokneam, Israel, March 28, 2012 – Lumenis Ltd., the world's largest medical laser company developing, manufacturing and distributing a broad range of high-end medical lasers and sophisticated energy delivery equipment for surgical, aesthetic and ophthalmic applications, announced its financial results for the year ended December 31, 2011.

2011 Financial Highlights

•	Total Revenues of $247.0 million, up 3.9% or $9.3 million from $237.7 million in 2010.
•	GAAP operating income of $5.4 million compared to $12.1 million in 2010 (including in 2010 an income of $2.0 million as a result of legal settlements).
•	Non–GAAP operating income of $7.6 million compared to $11.1 million in 2010.
•	Net income on a GAAP basis for 2011 was $0.7 million, compared to net income of $5.7 million in 2010 (including in 2010 an income of $2.0 million as a result of legal settlements).
•	Non-GAAP net income of $1.9 million compared to $6.0 million in 2010.
•	Positive cash flow from operations of $4.2 million.
•	Cash, cash equivalents and short term bank deposits as of December 31, 2011, totaled $38.5 million, compared to $46.9 million as of December 31, 2010.
•	Outstanding principal bank debt was $89.0 million at year end 2011, compared to $99.0 million in 2010.

“Lumenis has accomplished another year of growth and profitability.  Fiscal 2011 results clearly indicate that our investments in expansion of our infrastructure in the emerging markets have resulted in Lumenis’ China/APAC region growing by 30% demonstrating growth in all our lines of business.  The confidence in our products continues to build, with Lumenis’ Surgical Business growing by 11% in 2011,” said Mr. Dov Ofer, Lumenis’ CEO.

After five years as CEO, Mr. Ofer has decided to step down.  Mr. Harel Beit-On, Chairman of the Board said: “I wish to personally express the Board’s sincere gratitude to Mr. Ofer for the substantial contribution he has made to Lumenis over the past five years and for successfully turning around the company and achieving a stable and profitable business. Our current priority is to develop new growth engines and to expand operating leverage, while remaining committed to the needs of our extensive installed base of customers and to their investment in Lumenis’ solutions. We plan to do this through a combination of internal development as well as by partnerships and strategic alliances. Looking ahead, we are excited about the future of the company as our business opportunities materialize”.

“I’m happy to welcome Tzipi Ozer-Armon, who will join Lumenis as Chief Executive Officer during the second quarter of 2012. Ms. Ozer-Armon brings a most impressive track record of success in world class companies, coming to Lumenis from Teva Pharmaceutical Industries Ltd. where she currently serves as Vice President Japan, responsible for Teva's activities in the Japanese market.  Prior to that, Ms. Ozer-Armon held leadership positions at SanDisk, and A.T. Kearney, the global management consulting company in London.  Ms. Ozer-Armon’s global operations experience and strong strategic leadership skills are ideally suited to build on the achievements of Lumenis and its entire management team,” continued Mr. Harel Beit-On.

“I would like to thank the Lumenis Board and Lumenis Team from around the world for being such great partners over the past five years, and wish the company continued success under the leadership of Tzipi Ozer-Armon”, said Mr. Dov Ofer.

Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with United States generally accepted accounting principles, or GAAP, Lumenis uses non-GAAP measures of operating income, net income and earnings per share, which consist of GAAP financial measures adjusted to exclude stock-based compensation charges in accordance with ASC Topic 718, amortization of acquired intangible assets, restructuring and related charges, legal settlements net of associated legal costs, and other non-recurring items. Lumenis’ management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of Lumenis’ ongoing core operating results.  Our management regularly uses the non-GAAP measures in planning, forecasting, understanding and evaluating the business and decision making.  We believe that these financial non-GAAP measures are useful for the investor as a measure of the ongoing performance of Lumenis’ business.  The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release to the most directly comparable GAAP financial measures is included with the financial statements contained in this press release.

Availability of Form 20-F

Lumenis’ annual report on Form 20-F for the year ended December 31, 2011 is available from the Securities and Exchange Commission’s website at www.sec.gov as well as under the Investor Relations section of Lumenis’ website at www.lumenis.com  Shareholders may receive a hard copy of the report free of charge upon request.

About Lumenis

Lumenis, the world's largest medical laser company, is a global developer, manufacturer and distributor of laser and light-based devices for surgical, aesthetic and ophthalmic applications, with more than 900 employees worldwide. Lumenis has 265 registered patents, over 260 FDA clearances, an installed base of over 80,000 systems and a presence in over 80 countries.  Lumenis endeavors to bring the finest state of the art technology products to the market, fulfilling the highest standards of excellence, quality and reliability, delivering premium value and service to its customers.  The name Lumenis is derived from the Latin words meaning "Light of Life" highlighting the light, which is the basis of our technologies, used to enhance life. For more information about Lumenis and its products, please visit: www.lumenis.com.

For further information contact:

Ophir Yakovian Senior Vice President & CFO Tel: +972-4-9599333 ophir.yakovian@lumenis.com	Michelle Maydan Director Corporate Communications Tel:+972-4-9599004; 1-866-569-0597 mmaydan@lumenis.com

Lumenis® and the Lumenis logo are trademarks or registered trademarks of Lumenis Ltd.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “plan,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors,” as well in our reports on Form 6-K, filed with the Securities and Exchange Commission

LUMENIS LTD
CONDENSED US GAAP STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)
(Audited)

	Year ended December 31
	2011		2010

Revenues
Product		$199,714	$189,149
Service		47,268	48,581
Total Revenues		246,982	237,730

Cost of Revenues
Product		106,240	95,532
Sevice		28,226	28,207
Total cost of revenues		134,466	123,739

Gross profit		112,516	113,991

Operating expenses:
Research and development		16,526	16,363
Selling and marketing		72,891	69,725
General and administrative		16,912	17,813
Legal settlements, net		766	(1,981)

Total operating expenses		107,095	101,920

Operating income		5,421	12,071

Financial expenses, net		3,725	3,880

Taxes on income		1,006	2,446

Net Income		$690	$5,745

Basic and diluted net earning per share	$	*)-	$0.03

*) Less than $0.01

LUMENIS LTD
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Audited)

	December 31,	December 31,
	2011	2010
ASSETS
Cash and cash equivalents	$31,023	$25,682
Short-term bank deposits	7,475	17,529
Trade receivables	41,527	47,532
Other accounts receivable	8,293	9,435
Inventories	48,284	41,801

Total current assets	136,602	141,979

Severance pay fund	3,454	3,494

FINISHED GOODS USED IN OPERATIONS, NET	3,638	3,467

PROPERTY AND EQUIPMENT, NET	6,194	5,472

GOODWILL	50,217	50,217

LONG-TERM BANK DEPOSITS	-	3,663

OTHER ASSETS	7,462	8,135

TOTAL ASSETS	$207,567	$216,427

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES

Current maturities of long-term debt	$17,730	$12,298
Trade payables	30,159	27,584
Other accounts payable and accrued expenses	38,461	41,515
Deferred revenues and advance from customers	18,245	16,692

Total current liabilities	104,595	98,089

ACCRUED SEVERANCE PAY	9,329	8,626

OTHER LONG-TERM LIABILITIES	13,460	15,884

DEFERRED REVENUES	8,070	6,319

LONG-TERM DEBT	82,714	100,449

TOTAL LIABILITIES	218,168	229,367

SHAREHOLDERS' EQUITY (DEFICIENCY)	(10,601)	(12,940)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)	$207,567	$216,427

LUMENIS LTD
Reconciliation of GAAP to Non-GAAP Measures
(U.S. dollars in thousands)
(Unaudited)

	Year Ended December 31
	2011	2010

GAAP gross profit	$112,516	$113,991
Stock-based compensation	104	70
Non-GAAP gross profit	$112,620	$114,061

GAAP operating expenses	$107,095	$101,920

Stock-based compensation:
Research and development	(186)	(123)
Selling and marketing	(249)	(243)
General and administrative	(208)	(433)
Amortization of intangibles
General and administrative	(397)	(145)
Legal and other
General and administrative	(1,032)	1,981
Non-GAAP operating expenses	$105,023	$102,957

GAAP operating income	$5,421	$12,071
Non-GAAP operating income	$7,597	$11,104